Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On July 8, 2021, Will Marshall, Co-Founder and Chief Executive Officer of Planet, was interviewed on Cheddar News. A copy of the transcript of this interview is set forth below.

Cheddar News – 7.8.21

Alicia Nieves: Coming up here on the Closing Bell, Planet has its sights on Wall Street. Find out how the company is helping a wide range of sectors, ranging from agriculture to government. We’re gonna have that, up next.

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Kristen Scholer: Welcome back to Cheddar News everyone, I’m Kristen Scholer. Planet, a company providing daily data and insights, about this planet, Earth, is on its way to Wall Street. The company announcing this week that it plans to go public via a SPAC merger, with a blank check company dMY Technology Group, that will ultimately value the company at about $2.8 billion dollars. But joining me now is Planet’s cofounder and CEO, Will Marshall. Will, it’s good to have you on the show this afternoon. So, I think a lot of people...the biggest question that they might have is, what is your company, Planet, doing for this planet?

Will Marshall: Well thanks, pleased to be here, and happy to tell you a little bit about Planet. Basically we have a fleet of over 200 satellites that image the entire Earth’s landmass every day – it’s a massive new dataset. So we’re a data company providing that data to help people make smarter decisions all around the planet. So we have a wide variety of customers, ranging from agriculture customers that use our imagery to improve their crop yields by 20-40%. We have companies like Google that use our data to improve the maps that you see online – healing the maps and keeping them up-to-date; we have governments that use it for border security, disaster response, to floods and fires – so there’s quick response of firefighters to wildfires. So a wide variety of uses; the general category is helping us to transition to a digital economy and a sustainable economy. So what we are seeing is as we reboot out of COVID, is that companies and countries alike, want to move us to a sustainable economy. Our business is a subscription business….

Kristen Scholer: Will. Before we get into the details of the business, let’s talk about this. So you’re collecting this data from satellites that have been launched into space. We cover the space economy increasingly on this show. What are the operators that you work with, the rocket companies, to get your satellites into space to begin with?

Will Marshall: Well, we work with SpaceX, we work with the Indian Rocket, PLSV. We work with a variety of companies that launch our satellites. We build, design, and operate the satellites here in San Francisco. But we use a variety of launch vehicles to get there.

Kristen Scholer: How many satellites do you have in space?

Will Marshall: 200.

Kristen Scholer: 200 satellites and providing daily data-actionable items. Now let’s talk about the business model. You were going to get into that. You’ve got a subscription service and that’s how you make money?

Will Marshall: Yeah, that’s exactly right. We sell the data as data feeds, so the imagery feeds into people’s workflows to help them make smarter decisions. Like there is agriculture – helping farmers make smarter day-to day decisions. Think of it as a bit like Bloomberg Terminal, for Earth data. Bloomberg Terminal provides financial data to a wide variety of financial services companies to help them make smarter decisions; we are providing Earth data, imagery, and analytics on top of that, as data feeds into people’s workflows. That means just like any other data company, we have high growth and high margins, because selling a data feed to a second and a third customer has very, very low incremental costs, so we have high margins. And we are serving these wide variety of vertical markets, I started to mention, but generally, in helping the digital transformation and sustainability transformation of the global economy.

Kristen Scholer: And what does your data show about the need for sustainability in this country, in this world, to keep planet Earth safe and hopefully avoid the worst of a climate crisis.

Will Marshall: Well what we see is the world is constantly changing. You think of the world as static, because you’re used to static maps, but actually the world is changing all the time. Agricultural fields are producing food, rivers move, forests get depleted, ice caps are melting, shipping is overfishing in certain waters – we are monitoring all of that, and providing that data to our customers to help them manage resources more smartly.

Kristen Scholer: Now, why’d you decide to go the SPAC route and why now?

Will Marshall: Well firstly, we’re really excited to be going public. It’s a big milestone for the company. And why, it’s because we’re ready and the world really needs us. We’re ready; we’ve got this 200 satellite fleet, we’re producing this unique data set, we scaled to over $100 million in revenue last year, and we’re rapidly growing from here. So we’ve got a scaled company and we’re ready for the public markets. The world needs us; we’re feeling this pull. Especially as the economy reboots out of the COVID pandemic, everyone is wanting to reboot into a digital economy, using data especially – to sense remote locations that you can’t get to – and a sustainable economy. Everyone is recognizing the fires and effects of climate change, and our data can help them to manage that transition.

Kristen Scholer: 200 satellites in orbit right now, SpaceX, a partner of yours you listed some other companies there as well. Our viewers might be most familiar with SpaceX, that’s why I say that company. What’s in the pipeline?

Will Marshall: Well there’s a lot of future excitement, we’re going to continue to innovate and have the best data. We are building a lot of capabilities to service companies using machine learning to extract out information. So you can imagine, in each picture we can pull out — here’s a road, here’s a building, here’s a ship, here’s a plane. Then you can query information out of that, and that can make it more useful to more players. Instead of just the big governments or the Googles of this world, more companies — little insurance companies or finance companies and NGOs, developers here in Silicon Valley — all can get value out of our data if we can provide a little bit of analytics and go up the value chain. So we’re going to be working on that. You’ll see some exciting announcements coming up in the next few months. We’ve got a big panel happening next week, which is about Silicon Valley and how it’s helping climate. In run up to the COP meeting, the big climate meeting in October, November timeframe. We have our user conference, we’ve got a lot of exciting stuff happening. We’ve also got a launch coming up later this year — another SpaceX launch, that’d be our eighth SpaceX rocket launch. So, many things coming up!

Kristen Scholer: Alright, very cool things that you’re doing for this planet at your company Planet. Will Marshall, Co-Founder and CEO of Planet, thank you so much.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the

SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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